[Reference Translation]

July 4, 2018

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

Akio Toyoda, President

(Code Number: 7203

First Section of Tokyo Stock Exchange and

Nagoya Stock Exchange)

Name and Title of Contact Person:

Kenta Kon, Managing Officer

 (Telephone Number: 0565-28-2121)

Notice Concerning the Status of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares (Repurchase of shares in order to return capital to shareholders and to promote capital efficiency and agile capital policy in view of the business environment) conducted in June pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notification was given on May 9, 2018, as follows:

1. Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)
2. Total number of shares repurchased:	16,347,000 shares
3. Total purchase price:	121,585,310,000 JPY
4. Method of acquisition:	Purchase in the market through a trust bank
5. Period of repurchase:	From June 1, 2018 to June 22, 2018

(Reference)

I.	Repurchase of shares resolved at a meeting of the board of directors held on May 9, 2018 (Repurchase of shares in order to return capital to shareholders and to promote capital efficiency and agile capital policy in view of the business environment)

1.	Method of repurchase

Purchase in the market through a trust bank

2.	Details of matters relating to repurchase

(1) Class of shares to be repurchased	Common shares of TMC

(2) Total number of shares to be repurchased	55 million shares (maximum)

(3) Total purchase price for repurchase of shares	300 billion JPY (maximum)

(4) Period of repurchase	From May 16, 2018 to September 28, 2018

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of June 30, 2018)

(1) Total number of shares repurchased:	17,437,400 shares

(2) Total purchase price for repurchased shares:	129,184,668,400 JPY